Exhibit 1

For immediate release	(publié également en français)
April 26, 2005

Petro-Canada Continues to Build its Portfolio for Long-Term Growth and Returns

Highlights

•      Production on track with annual guidance, despite lower production at Terra Nova and Syncrude

•      Major oil sands investments add long-life reserves

•      Hebron joint operating agreement advances next major East Coast project

Calgary – Petro-Canada announced today first quarter earnings from operations adjusted for one-time and unusual items of $456 million ($1.75 per share), down 6% from $486 million ($1.83 per share) in the same quarter of 2004. First quarter 2005 cash flow was $854 million ($3.28 per share), compared with $897 million ($3.37 per share) in the same quarter of last year. Cash flow is before changes in non-cash working capital. Strong operational performance in the North American Natural Gas, International and Downstream businesses was more than offset by lower production at Terra Nova and Syncrude, and a continuation of low realized prices for bitumen.

“Results this quarter continued to demonstrate the strength of Petro-Canada’s balanced portfolio, which delivered solid performance despite lower production at Terra Nova and Syncrude,” said Ron Brenneman, President and Chief Executive Officer.

Net earnings for the first quarter in 2005 were $118 million ($0.45 per share), compared with $513 million ($1.93 per share) in the same period of 2004. Net earnings include unrealized gains or losses on derivative contracts, together with gains or losses on foreign currency translation and disposal of assets.  In the first quarter of 2005, an unrealized loss on the mark-to-market of the derivative contracts associated with the Buzzard acquisition lowered net earnings by $313 million after-tax.

Production of crude oil, natural gas liquids and natural gas averaged 430,800 barrels of oil equivalent per day (boe/d) during the quarter, compared with 476,700 boe/d in the same period of 2004. Petro-Canada is on track with its 2005 annual production guidance.

“Our financial strength provided the flexibility to fund our capital program, continue to buy back shares and add interests in quality assets like the Fort Hills leases, the Dover facility and leases, and a petrochemical facility. We also advanced Hebron, another long-term East Coast oil project,” said Mr. Brenneman.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES
Gordon Ritchie	Helen Wesley
Investor Relations	Corporate Communications
(403) 296-7691	(403) 296-3555

www.petro-canada.ca

PETRO-CANADA

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Management’s Discussion and Analysis (MD&A) set out in pages 2 to 13 should be read in conjunction with: the unaudited Consolidated Financial Statements for the three months ended March 31, 2005; the MD&A for the year ended December 31, 2004; the audited Consolidated Financial Statements for the year ended December 31, 2004; and the 2004 Annual Information Form dated March 15, 2005.

NON-GAAP MEASURES

Cash flow, which is expressed before changes in non-cash working capital, is used by the Company to analyze operating performance, leverage and liquidity. Earnings from operations, which represent net earnings excluding gains or losses on foreign currency translation, disposal of assets and unrealized gains or losses on the mark-to-market of the derivative contracts associated with the Buzzard acquisition, are used by the Company to evaluate operating performance. Cash flow and earnings from operations do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore, may not be comparable with the calculation of similar measures for other companies.

BUSINESS ENVIRONMENT

Market prices shown below influence average prices realized for crude oil, natural gas liquids (NGL), natural gas and petroleum products as shown in the table on page 12.

During the first quarter, the price of Dated Brent averaged $47.50 US per barrel (bbl), up 49% from the average price of $31.95 US/bbl in the first quarter of 2004. The Canadian dollar averaged $0.82 US in the first quarter of 2005, up 8% from $0.76 US in the first quarter of 2004. It was largely the net impact of these two changes which increased corporate-wide realized Canadian dollar prices by 29% for crude oil and NGL, from $40.95/bbl in the first quarter of 2004 to $52.76/bbl in the first quarter of 2005.

The 49% increase in the price of light sweet crude oil was only partially reflected in the price of heavier sour crudes. For example, benchmark Mexican Maya crude increased only 26% in the same period. This was due to international light/heavy crude price differentials more than doubling, to $14.89/bbl, compared with $6.08/bbl in the first quarter of 2004. The widening differential reflected the seasonal downturn in asphalt production and the continuing gap between global production of heavier crude oil and available refining capacity.

Canadian heavy crude prices responded similarly. The spread between Edmonton Light and Lloydminster Blend widened to $25.18/bbl, from $13.23/bbl in the first quarter of 2004. Reflecting these poor market conditions, Petro-Canada’s realized bitumen price averaged $10.37/bbl in the first quarter of 2005, down 46% from the first quarter of 2004.

In the first quarter of 2005, Henry Hub natural gas prices averaged $6.32 US per million British thermal units (MMBtu), compared with $5.69 US/MMBtu in the first quarter of 2004. In the same period, AECO natural gas prices averaged $6.97 per thousand cubic feet (Mcf), largely unchanged from $6.89/Mcf in 2004, reflecting the higher exchange rate and a wider differential between the Henry and AECO hubs. Petro-Canada’s realized Canadian dollar prices for its North American Natural Gas business averaged $6.67/Mcf in the first quarter of 2005, compared with $6.46/Mcf in the first quarter of 2004.

First quarter 2005 average New York Harbour 3-2-1 refinery crack spreads were lower than in the first quarter of 2004. The impact of this decrease was exacerbated by a stronger Canadian dollar. In the Downstream business, the effect of weaker refining spreads were partially offset by the widening in light/heavy crude price differentials and strong Western Canada distillate cracking margins.

The average market prices for the three months ended March 31 were:

	Three months ended March 31,
(Averages for the period)	2005	2004

Dated Brent at Sullom Voe US$/bbl	47.50	31.95
West Texas Intermediate (WTI) at Cushing US$/bbl	49.84	35.15
Dated Brent-Maya FOB price differential US$/bbl	14.89	6.08
Edmonton Light Cdn$/bbl	61.86	45.76
Edmonton Light/Lloydminster Blend FOB price differential Cdn$/bbl	25.18	13.23
Natural gas at Henry Hub US$/MMBtu	6.32	5.69
Natural gas at AECO Cdn$/Mcf	6.97	6.89
New York Harbour 3-2-1 crack spread US$/bbl	6.01	6.96
Exchange rate US cents/Cdn$	81.5	75.9

The following table shows the estimated after-tax effects that changes in certain factors would have had on Petro-Canada’s 2004 net earnings had these changes occurred. Amounts are stated in Canadian dollars unless otherwise specified.

Factor(1),(2)	Change (+)	Annual Net Earnings Impact	Annual Net Earnings Impact
		(millions of dollars)	($/share)
Upstream
Price received for crude oil and NGL(3)	$1.00 /bbl	45	0.17
Price received for natural gas	$0.25/Mcf	33	0.12
Exchange rate: Cdn$ per US$ refers to impact on upstream earnings from operations(4)	$0.01	(22)	(0.08)
Crude oil and NGL production	1,000 b/d	5	0.02
Natural gas production	10 MMcf/d	9	0.03

Downstream
New York Harbour 3-2-1 crack spread	$0.10 US/bbl	4	0.02
Light/heavy crude price differential	$1.00/bbl	11	0.04

Corporate
Exchange rate: Cdn$ per US$ refers to impact of the revaluation of U.S. dollar denominated, long-term debt(5)	$0.01	9	0.03

(1)   The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.

(2)   The impact of these factors is illustrative.

(3)   This sensitivity is based upon an equivalent change in the price of WTI and North Sea Brent.

(4)   A strengthening Canadian dollar versus the U.S. dollar has a negative effect on upstream earnings.

(5)   A strengthening Canadian dollar versus the U.S. dollar has a positive effect on corporate earnings. The impact refers to gains or losses on $869 million US of the Company’s U.S. denominated long-term debt and interest costs on U.S. denominated debt. Gains or losses on $1 billion US of the Company’s U.S. denominated long-term debt, associated with the self-sustaining International business segment and the U.S. Rockies operations included in the North American Natural Gas business segment, are deferred and included as part of shareholders’ equity.

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

Earnings Analysis

	Three months ended March 31,
(Millions of dollars, except per share amounts)	2005	($/share)	2004	($/share)
Net earnings	118	0.45	513	1.93
Gain (loss) on foreign currency translation	(4)		(13)
Unrealized loss on Buzzard derivative contracts	(313)		—
Gain on asset sales	—		9
Earnings from operations	435	1.67	517	1.94
Oil Insurance Limited (OIL) insurance premium(1)	(20)		—
Oakville closure costs	(1)		(13)
Terra Nova insurance proceeds	—		31
Income tax adjustment	—		13
Earnings from operations adjusted for one-time and unusual items	456	1.75	486	1.83

(1)   OIL is a mutual insurance company that was formed to insure against catastrophic risks.

Foreign currency translation reflects gains or losses on U.S. dollar denominated long-term debt that is not associated with the self-sustaining International business segment and the U.S. Rockies operations included in the North American Natural Gas business segment. In June 2004, as part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea, the Company entered into derivative contracts for half of its share of estimated production for the first 3 1/2 years. Buzzard unrealized mark-to-market losses are recorded each quarter because these transactions do not currently qualify for hedge accounting.

Earnings Variances

Earnings from operations adjusted for one-time and unusual items in the first quarter of 2005 were $456 million ($1.75 per share), compared with $486 million ($1.83 per share) in the first quarter of 2004. Earnings were positively impacted by strong commodity prices and refining margins, as well as lower interest charges. These factors were more than offset by a decrease in upstream volumes, lower realized prices for bitumen, higher operating costs and exploration expense, and a stronger Canadian dollar.

In the first quarter of 2005, earnings from operations included a number of one-time and unusual items: a $20 million OIL insurance premium accrual, reflected in operating costs, represents incremental costs associated with Petro-Canada’s allocated share of five-year losses previously incurred with the insurance pool, which will be paid in future premiums; and a $1 million charge related to the consolidation of Eastern Canada refinery operations, including the closure of the Oakville refinery. In the first quarter of 2004, earnings from operations included a number of one-time and unusual items: $31 million of insurance proceeds related to the delayed startup of Terra Nova; a $13 million charge related to the consolidation of the Eastern Canada refinery operations, including the closure of the Oakville refinery; and a $13 million positive adjustment to future income taxes reflecting announced changes to Canadian provincial income tax rates.

Net earnings in the first quarter of 2005 were $118 million ($0.45 per share), down from $513 million (1.93 per share) in the same period of 2004. Net earnings in the first quarter of 2005 included a $313 million unrealized loss on the Buzzard derivative contracts and a $4 million loss on foreign currency translation. Net earnings in the first quarter of 2004 included a $13 million loss on foreign currency translation and a $9 million gain on the sale of assets.

In 2005, first quarter cash flow was $854 million ($3.28 per share), down from $897 million ($3.37 per share) in the same quarter of 2004. The decrease in cash flow reflected lower earnings from operations.

UPSTREAM

Production

Petro-Canada converts gas to oil equivalent at a rate of 6 Mcf of gas to one bbl of oil. Production volumes disclosed are net working interest before royalties, unless otherwise specified.

In the first quarter of 2005, production of crude oil, NGL and natural gas averaged 430,800 boe/d compared with 476,700 boe/d in the first quarter of 2004. Higher production from North American Natural Gas was more than offset by natural declining production in North Africa/Near East and Northwest Europe, a turnaround at Syncrude and reliability issues at Terra Nova.

First quarter production was consistent with Petro-Canada’s 2005 annual production guidance of 415,000 to 440,000 boe/d.

North American Natural Gas

Western Canada and U.S. Rockies production stayed on track during the quarter. North American Natural Gas contributed $104 million of earnings from operations adjusted for one-time and unusual items in the first quarter of 2005, compared with $112 million in the first quarter of 2004. Stronger realized prices and higher production reflecting the U.S. Rockies acquisition were more than offset by higher depreciation, depletion and amortization, exploration expense and operating costs.

The increase in depreciation, depletion and amortization reflected the U.S. Rockies acquisition and an increased cost base in Western Canada. Higher exploration expense was primarily due to the accelerated capital spending in Western Canada during the first quarter of 2005.

Net earnings from North American Natural Gas were $103 million, down from $119 million in the first quarter of 2004. Net earnings in the first quarter of 2005 included a $1 million charge related to the OIL insurance premium. Net earnings in the first quarter of 2004 included a $7 million positive adjustment to future income taxes reflecting announced changes to Canadian provincial income tax rates.

Natural gas commodity prices remained strong in the first quarter of 2005. Western Canada realized natural gas prices averaged $6.70/Mcf, up from $6.46/Mcf in the same quarter of 2004. U.S. Rockies realized natural gas prices converted to Canadian dollars averaged $6.26/Mcf in the first quarter of 2005.

In the first quarter of 2005, North American Natural Gas production averaged 799 million cubic feet per day of natural gas equivalent (MMcfe/d), compared with 767 MMcfe/d in the same period last year.

In the U.S. Rockies, permit approvals and drilling of coal bed methane wells are progressing as planned.

Scheduled maintenance activities at Petro-Canada natural gas processing facilities are expected to impact production by about 30 MMcf/d in the second quarter of 2005.

Alaska

In Alaska, Petro-Canada entered into a joint venture arrangement with Anadarko Petroleum Corporation in the gas prospective Foothills region of the Brooks Range on the North Slope in Alaska. This arrangement involves the pooling of lease holdings and provides Petro-Canada and Anadarko with a dominant land position of more than 1.5 million acres in the area. Anadarko is the operator of the joint venture.

East Coast Oil

Hibernia continued first quartile operations while reliability issues at Terra Nova lowered East Coast Oil production. East Coast Oil contributed $178 million of earnings from operations adjusted for one-time and unusual items in the first quarter of 2005, up 17% from $152 million in the first quarter of 2004. Stronger realized prices and steady operations at Hibernia were partially offset by lower production at Terra Nova.

Net earnings from East Coast Oil were $169 million, down from $186 million in the first quarter of 2004. Net earnings in the first quarter of 2005 included a $9 million charge related to the OIL insurance premium. Net earnings in the first quarter of 2004 included a $3 million positive adjustment to future income taxes reflecting announced changes to Canadian provincial income tax rates and $31 million of insurance proceeds related to the delayed startup of Terra Nova.

First quarter 2005 East Coast Oil realized crude prices averaged $55.08/bbl, compared with $42.73/bbl in the first quarter of 2004.

During the first quarter of 2005, production averaged 77,900 b/d, compared with 87,500 b/d during the first quarter of 2004. Terra Nova’s first quarter production averaged 36,800 b/d, compared with 49,000 b/d in the first quarter of 2004. The decline was due to reliability issues with the gas compression system in March. Production rates returned to normal levels in early April. In the first quarter of 2005, Hibernia delivered strong production, averaging 41,100 b/d, compared with 38,500 b/d in the same quarter of 2004.

Other East Coast Offshore

Construction of the White Rose facility continues to progress on schedule for startup in early 2006. Solid progress was made on the installation and commissioning of the topsides facilities onboard the SeaRose floating production, storage and offloading vessel.

Hebron Joint Operating Agreement

Late in the quarter, operator Chevron-Texaco, Petro-Canada and the other joint venture participants signed a unitization and joint operating agreement to advance the joint evaluation of the Hebron, Ben Nevis and West Ben Nevis oilfields offshore Newfoundland and Labrador. Petro-Canada has a 23.9% interest in the development.

Oil Sands

New major oil sands investments, an advanced coker turnaround at Syncrude and improved reliability at MacKay River, were highlights of the quarter. Oil Sands recorded a $17 million loss from operations adjusted for one-time and unusual items in the first quarter of 2005, down from earnings of $32 million in the first quarter of 2004. Higher realized prices at Syncrude and increased MacKay River production were more than offset by lower Syncrude production, turnaround costs, the impact of widening light/heavy crude price differentials on bitumen prices, higher exploration expense reflecting an active winter drilling program, and higher depreciation, depletion and amortization.

The net loss from Oil Sands was $19 million, down from net earnings of $34 million in the first quarter of 2004. Net earnings in the first quarter of 2005 included a $2 million charge related to the OIL insurance premium. Net earnings in the first quarter of 2004 included a $2 million positive adjustment to future income taxes reflecting announced changes to Canadian provincial income tax rates.

At Syncrude, the positive impact of higher realized prices was dampened by lower production during the first quarter. Syncrude realized prices averaged $64.40/bbl, up from $45.34/bbl in the first quarter of 2004. Syncrude production averaged 18,900 b/d in the first quarter of 2005, compared with 30,400 b/d in the first quarter of 2004. Lower production was due to the advancement of a coker turnaround originally scheduled for the second quarter and operational problems leading to the shut down of two hydrogen plants. Syncrude production returned to normal levels in mid-April.

MacKay River continued to be affected by widening light/heavy crude price differentials. MacKay River bitumen realized prices averaged $10.37/bbl in the first quarter of 2005, compared with $19.10/bbl in the first quarter of 2004. MacKay River production averaged 19,400 b/d in the first quarter, up from 17,000 b/d in the same period of 2004, reflecting improved reliability.

Fort Hills and Dover Acquisitions

In March 2005, Petro-Canada strengthened its position in oil sands mining by signing an agreement to become a 60% interest holder and operator of the Fort Hills oil sands mining and upgrading project, which was previously wholly owned by UTS Energy Corporation (UTS). To pay for its stake, Petro-Canada will fund 75% of UTS’ share of the next $1 billion of development capital, or $300 million. The Fort Hills leases are estimated to contain 1.7 billion bbls of bitumen resource, net to Petro-Canada. The Company plans to construct a mine integrated with upgrading. Initial development options are under review, but current commitments are for a 50,000 b/d mine on-stream in 2009. Subsequent development phases would expand production up to 190,000 b/d of bitumen integrated with upgrading.

In the first quarter, Petro-Canada also acquired the Dover underground test facility and oil sands leases adjacent to the MacKay River steam-assisted gravity drainage (SAGD) development. The test facility will be used to advance SAGD technology and the leases provide additional SAGD development potential.

International

Production and projects under development are on track. International contributed $114 million of earnings from operations adjusted for one-time and unusual items in the first quarter of 2005, compared with $123 million in the first quarter of 2004. Stronger realized commodity prices were more than offset by declining production in North Africa/Near East and Northwest Europe, and other costs.

International recorded a loss of $200 million in net earnings, compared with net earnings of $131 million in the first quarter of 2004. Net earnings in the first quarter of 2005 included a $313 million unrealized loss on the Buzzard derivative contracts and a $1 million charge related to the OIL insurance premium. Net earnings in the first quarter of 2004 included an $8 million gain on the sale of assets.

International realized commodity prices remained strong during the first quarter of 2005. International oil and NGL realized prices averaged $55.52/bbl, compared with $41.51/bbl in the same period of 2004. International realized prices for natural gas averaged $6.07/Mcf in the first quarter of 2005, compared with $5.17/Mcf in the same period of 2004.

International production in the first quarter averaged 181,500 boe/d, compared with 214,000 boe/d in the first quarter of 2004.

Northwest Europe

First quarter production averaged 47,300 boe/d, down from 64,100 boe/d in the same period last year. Production from the U.K. averaged 30,800 boe/d in the first quarter of 2005, compared with 38,800 boe/d in the same period last year due to natural declines. The Netherlands production averaged 16,600 boe/d in the first quarter of 2005, compared with 25,300 boe/d in the first quarter of 2004. Lower production in the Netherlands was a result of the Hanze field coming off plateau in the second quarter of 2004.

The Pict development (10,000 boe/d) remains on schedule to be on-stream mid-2005. Progress on the Buzzard field development continues on schedule and on budget with more than 60% of the construction complete. Jacket fabrication remains on schedule for sail away and offshore installation is to commence mid-2005. The Buzzard field expects first oil in late 2006, with peak production of 60,000 boe/d net to Petro-Canada expected in late 2007. The De Ruyter development is expected to be on-stream in late 2006, with peak production of 10,000 boe/d net to Petro-Canada.

North Africa/Near East

Production in North Africa/Near East averaged 121,600 boe/d in the first quarter of 2005, down from 138,600 boe/d in the same quarter of 2004. Libyan production averaged 48,100 b/d, compared with 50,200 b/d in the first quarter of 2004. Slightly lower Libyan production was due to planned shutdowns for tie-in work. Syrian production averaged 73,500 boe/d, down from 86,900 boe/d as a result of natural declines in the existing mature fields.

Northern Latin America

Trinidad offshore gas production averaged 75 MMcf/d in the first quarter of 2005, up from 67 MMcf/d in the first quarter of 2004.

DOWNSTREAM

Improved reliability, the Eastern Canada refinery consolidation and a petrochemical acquisition were highlights of the quarter. The Downstream business contributed $121 million of earnings from operations adjusted for one-time and unusual items in the first quarter of 2005, up from $98 million in the same quarter of 2004. The increase in earnings from operations reflected improved reliability at the Montreal refinery and Mississauga lubricants plant, wider light/heavy crude price differentials and higher distillate cracking margins in Western Canada. These factors were partially offset by the impact of lower gasoline cracking margins, a stronger Canadian dollar and derivative losses related to inventory builds associated with the scheduled turnarounds in the second quarter of 2005.

The Downstream business recorded first quarter net earnings of $113 million, compared with net earnings of $88 million in the same quarter of 2004. First quarter 2005 net earnings included a $7 million charge related to the OIL insurance premium and a $1 million charge related to the consolidation of Eastern Canada refinery operations, including the closure of the Oakville refinery. Net earnings in 2004 included a $13 million charge related to the consolidation of the Eastern Canada refinery operations and the closure of the Oakville refinery, a $2 million positive adjustment to future income taxes reflecting announced changes to Canadian provincial income tax rates and a $1 million gain on the sale of assets.

The average New York Harbour 3-2-1 refinery crack spread was $6.01 US/bbl in the first quarter of 2005, down from $6.96 US/bbl in the first quarter of 2004. The decrease was further impacted by a stronger Canadian dollar. The average international light/heavy crude price differential widened to $14.89 US/bbl in the first quarter of 2005, compared with $6.08 US/bbl in 2004.

In the first quarter of 2005, total sales of refined petroleum products were down 7%, compared with the same period last year. The reduced volumes resulted mainly from lower asphalt and jet fuel sales associated with the partial closure of the Oakville refinery and lower sales of furnace fuel oil due to a warmer-than-usual heating season.

Refining and supply contributed first quarter 2005 earnings from operations adjusted for one-time and unusual items of $91 million, compared with $69 million in the same quarter of 2004. Improved reliability and higher cracking margins for Western Canada distillate were partially offset by the impact of lower heavy fuel oil margins.

Marketing contributed first quarter 2005 earnings from operations adjusted for one-time and unusual items of $30 million, compared with $29 million in the same quarter of 2004. Retail marketing margins remained weak as fierce competition made it difficult to pass through higher crude prices to customers.

Eastern Canada Consolidation

Petro-Canada has successfully completed the consolidation of its Eastern Canada refinery operations. Expansion and upgrading of the Oakville terminal facilities is complete and closure of the remaining refining operations occurred in April 2005. The Ontario market is now supplied via the Trans Northern Pipelines Inc. pipeline from the newly expanded Montreal refinery and third-party agreements.

Acquisition of Petrochemical Facility

In the first quarter of 2005, Petro-Canada acquired a 51% interest in a paraxylene facility adjacent to the Montreal refinery  for approximately $34 million plus an additional $61 million of working capital. This investment fits well with Petro-Canada’s existing Montreal refinery infrastructure and capabilities, and enhances Downstream’s ability to capture more of the petrochemical value chain.

Downstream Turnaround Activity

During the second quarter of 2005, a 30-day turnaround is scheduled at the Edmonton refinery and a 27-day crude unit turnaround is scheduled at the Montreal refinery. In addition, work is underway at the Edmonton and Montreal refineries to bring new diesel desulphurization units on-stream to meet federal government ultra-low sulphur diesel regulations which come into effect June 1, 2006.

CORPORATE

Shared Services recorded a net loss of $48 million in the first quarter of 2005, compared with a net loss of $45 million for the same period in 2004. First quarter 2005 net loss included a $9 million charge related to the mark-to-market of stock-related compensation and a $4 million loss on foreign currency translation related to long-term debt. First quarter 2004 net loss included a $13 million loss on foreign currency translation related to long-term debt.

First quarter 2005 interest expense was $34 million before-tax, compared with $37 million before-tax in the prior year. The decrease was due primarily to higher capitalized interest.

Cash flow was affected by two items that typically cause differences between earnings and cash flow. Tax deferrals resulting from the Company’s upstream partnership increased cash flow by about $10 million in the quarter, compared with a decrease of $20 million in the same period last year. The LIFO/FIFO effect in the Downstream business decreased cash flow by approximately $40 million, compared with a decrease of $30 million in 2004.

Normal Course Issuer Bid

During the first quarter of 2005, Petro-Canada purchased a total of 944,900 common shares at an average price of $70.59 per share for a total cost of approximately $67 million. Since filing the normal course issuer bid (NCIB) in June 2004, the Company purchased a total of 7,812,982 common shares at an average price of $65.69 per share for a total cost of approximately $514 million. Petro-Canada’s priority uses of cash are to fund the capital program and opportunities for profitable growth, and to return cash to shareholders through dividends and share buy backs. Under the terms of the NCIB, Petro-Canada is entitled to purchase up to 21 million of its common shares during the period from June 22, 2004 to June 21, 2005, subject to certain conditions. Petro-Canada intends to renew the NCIB program when the current program expires in June 2005.

Accounting Changes

As disclosed in the Consolidated Financial Statements as of March 31, 2005, the Company changed, effective January 1, 2005, the presentation of cash flow in the Consolidated Statement of Cash Flows pursuant to recent interpretations from the United States Securities and Exchange Commission (SEC). Previously, all exploration expenses were classified as investing activities. With the change, general and administrative and geological and geophysical exploration expenses are treated as a reduction of cash flow from operating activities. All prior periods have been restated to reflect this change. The change results in a decrease in cash flow from operating activities and an increase in cash flow from investing activities by $32 million for the three months ended March 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2005, the balance of short-term debt outstanding was $608 million, consisting of $543 million in commercial paper and $65 million on a bilateral demand credit facility. The proceeds from this short-term borrowing were used to repay amounts outstanding on the syndicated credit facility in 2004, fund acquisitions and capital programs, and purchase shares under the NCIB.

At the end of the quarter, the Company’s syndicated committed credit facilities totaled $1,500 million. In addition to the syndicated facilities, the Company also had bilateral demand credit facilities of $424 million. At March 31, 2005, a total of $512 million of the credit facilities were used for letters of credit and overdraft coverage. The syndicated facilities also provide liquidity support to the Company’s commercial paper program.

The Company’s unsecured long-term debt securities are rated Baa2 by Moody’s Investors Service, BBB by Standard & Poor’s and A (low) by Dominion Bond Rating Service. The Company’s long-term debt ratings remained unchanged from year-end 2004.

Petro-Canada’s cash and cash equivalents as at March 31, 2005 were $89 million, compared with $170 million as at December 31, 2004.

Excluding cash and cash equivalents, short-term notes payable and the current portion of long-term debt, the operating working capital deficiency was $442 million at the end of the first quarter, compared with an operating working capital deficiency of $777 million as at December 31, 2004. The working capital deficiency was lower primarily due to an increase in accounts receivable and inventory.

The Company has certain retail licensee agreements that qualify as variable interest entities as described in Note 12 to the March 31, 2005 Consolidated Financial Statements. These entities are not consolidated as the Company is not the primary beneficiary and the Company’s maximum exposure to losses from these arrangements would not be material.

Commitments and contingent liabilities are disclosed in Note 25 to the 2004 annual Consolidated Financial Statements and Note 13 of the March 31, 2005 Consolidated Financial Statements.

Contractual obligations are summarized in the Company’s 2004 annual MD&A. During the first quarter of 2005, total contractual obligations increased by approximately $310 million relating mainly to increases in short-term notes payable, obligations under the Company’s accounts receivable securitization program and pension obligations, which were partially offset by an overall decrease in other long-term obligations.

RISK

Derivative Contracts

As part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea, the Company entered into a series of derivative contracts related to the future sale of Brent crude oil. Mark-to-market unrealized losses associated with these Buzzard contracts were $313 million after-tax in the first quarter of 2005. As the Buzzard development is not sufficiently advanced to qualify for hedge accounting, unrealized gains or losses are reported every quarter.

As at March 31, 2005, there was no material change in the Company’s risks or risk management activities since December 31, 2004. Petro-Canada’s risk management activities are conducted according to policies and guidelines established by the Board of Directors. Readers should refer to Petro-Canada’s 2004 Annual Information Form and the risk management section of the 2004 annual MD&A.

SHAREHOLDER INFORMATION

As at March 31, 2005, Petro-Canada’s common shares outstanding totaled 259.8 million and averaged 260.1 million in the first quarter. This compares with average shares outstanding of 265.9 million for the quarter ended March 31, 2004.

Petro-Canada will hold a conference call to discuss these results with investors on Tuesday, April 26, 2005 at 9 a.m., Eastern Time. To participate, please call 1-800-387-6216 or 416-405-9328 at 8:55 a.m. Media are invited to listen to the call by dialing 1-877-211-7911 and are invited to ask questions at the end of the call. Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-408-3053 or  416-695-5800 (passcode number 3149328). A live audio broadcast of the conference call will be available on  Petro-Canada’s website at http://www.petro-canada.ca/eng/investor/9259.htm on April 26 at 9 a.m. Eastern Time. Approximately one hour after the call, a recording of it will be available on the Internet site.

Legal Notice – Forward-Looking Information

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as ‘‘plan,’’ ‘‘anticipate,’’ ‘‘intend,’’ ‘‘expect,’’ ‘‘estimate,’’ ‘‘budget’’ or other similar wording. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and natural gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream, retail throughputs, pre-production and operating costs, reserves estimates, reserves life, natural gas export capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties, and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and natural gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather conditions; the results of exploration and development drilling and related activities; fluctuations in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the U.S. SEC.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Petro-Canada’s staff of qualified reserves evaluators generates the reserves estimates used by this Company. Our reserves staff and management are not considered independent of the Company for purposes of the Canadian provincial securities commissions. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserves data and other oil and natural gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term boe is used in this release, it may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf: one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The use of terms such as ‘‘probable,’’ ‘‘possible,’’ ‘‘recoverable’’ or ‘‘potential’’ reserves and resources in this release does not meet the guidelines of the SEC for inclusion in documents filed with the SEC.

SELECTED OPERATING DATA
March 31, 2005

	Three months ended March 31,
	2005	2004

Before royalties
Crude oil and natural gas liquids production, net (thousands of barrels per day)
East Coast Oil	77.9	87.5
Oil Sands	38.3	47.4
North American Natural Gas(1)	16.2	15.1
Northwest Europe	34.3	46.8
North Africa/Near East	117.0	135.1
	283.7	331.9

Natural gas production, net, excluding injectants (millions of cubic feet per day)
North American Natural Gas(1)	702	677
Northwest Europe	78	104
North Africa/Near East	28	21
Northern Latin America	75	67
	883	869

Total production(2) (thousands of barrels of oil equivalent per day), net before royalties	431	477

After royalties
Crude oil and natural gas liquids production, net (thousands of barrels per day)
East Coast Oil	74.5	85.0
Oil Sands	37.9	47.0
North American Natural Gas(1)	11.9	11.1
Northwest Europe	34.3	46.8
North Africa/Near East	67.2	70.6
	225.8	260.5

Natural gas production, net, excluding injectants (millions of cubic feet per day)
North American Natural Gas(1)	534	508
Northwest Europe	78	104
North Africa/Near East	5	3
Northern Latin America	75	67
	692	682

Total production(2) (thousands of barrels of oil equivalent per day), net after royalties	341	374

Petroleum product sales (thousands of cubic metres per day)
Gasolines	23.3	23.8
Distillates	21.3	22.1
Other including petrochemicals	8.6	10.4
	53.2	56.3

Crude oil processed by Petro-Canada (thousands of cubic metres per day)	47.7	51.1
Average refinery utilization(3) (%)	100	103
Downstream earnings from operations after-tax(4) (cents per litre)	2.4	1.9

(1)   North American Natural Gas includes Western Canada and U.S. Rockies.

(2)   Natural gas converted at 6 Mcf of gas to one bbl of oil.

(3)   Includes adjustments to capacity due to partial closure of the Oakville refinery, effective November 2004 and expansion of the Montreal refinery, effective January 1, 2005.

(4)   Before additional depreciation and other charges related to the closure of the Oakville refinery.

AVERAGE PRICE REALIZED(1)
March 31, 2005

	Three months ended March 31,
	2005	2004

Crude oil and natural gas liquids (dollars per barrel)
East Coast Oil	55.08	42.73
Oil Sands	37.29	35.93
North American Natural Gas(2)	53.15	39.80
Northwest Europe	56.97	43.66
North Africa/Near East	55.09	40.76
Total crude oil and natural gas liquids	52.76	40.95

Natural gas (dollars per thousand cubic feet)
North American Natural Gas(2)	6.67	6.46
Northwest Europe	7.46	5.63
North Africa/Near East	4.80	4.31
Northern Latin America	5.09	4.72
Total natural gas	6.55	6.17

(1)   Average realized price is net of transportation.

(2)   North American Natural Gas includes Western Canada and U.S. Rockies.

SHARE INFORMATION

March 31, 2005

		Three months ended March 31,
		2005	2004
Average shares outstanding (millions)		260.1	265.9
Average diluted shares outstanding (millions)		263.4	269.5
Net earnings per share	– Basic	0.45	1.93
	– Diluted	0.45	1.90
Cash flow per share		3.28	3.37
Dividends per share		0.15	0.15
Share price(1)	– High	73.36	68.65
	– Low	59.01	55.85
	– Close at March 31	70.25	57.62
Shares traded(2) (millions)		81.4	77.7

(1)   Share prices are for trading on the Toronto Stock Exchange (TSX).

(2)   Total shares traded on the TSX and New York Stock Exchanges.

SELECTED FINANCIAL DATA
March 31, 2005

(unaudited, millions of Canadian dollars)

	Three months ended March 31,
	2005	2004

Earnings
Upstream
North American Natural Gas	103	119
East Coast Oil	169	186
Oil Sands	(19)	34
International	113	123
Downstream	113	87
Shared Services	(44)	(32)
Earnings from operations	435	517
Foreign currency translation	(4)	(13)
Unrealized loss on Buzzard derivative contracts	(313)	—
Gain on asset sales	—	9
Net earnings	118	513

Cash flow
Cash flow from operating activities	563	886
Increase in non-cash working capital related to operating activities and other	291	11
Cash flow	854	897

Average capital employed
Upstream	7,636	6,658
Downstream	3,036	2,650
Shared Services	417	411
Total Company	11,089	9,719

Return on capital employed (1) (%)
Upstream	14.3	21.2
Downstream	11.2	7.8
Total Company	13.1	17.4

Operating return on capital employed (1) (%)
Upstream	21.0	20.5
Downstream	11.1	8.3
Total Company	17.1	15.6

Return on equity (1) (%)	16.3	21.7

Debt	2,911	2,255
Cash and cash equivalents	89	1,016
Debt to cash flow (1) (times)	0.8	0.7
Debt to debt plus equity (%)	25.1	21.9

(1) 12 month rolling average.

CONSOLIDATED STATEMENT OF EARNINGS
For the three months ended March 31, 2005
(unaudited, millions of Canadian dollars, except per share amounts)

	Three months ended March 31,
	2005	2004

Revenue
Operating	3,880	3,439
Investment and other income (Note 4)	(498)	34
	3,382	3,473

Expenses
Crude oil and product purchases	1,852	1,473
Operating, marketing and general (Note 5)	696	655
Exploration	82	45
Depreciation, depletion and amortization (Note 5)	348	355
Foreign currency translation	5	16
Interest	34	37
	3,017	2,581

Earnings before income taxes	365	892

Provision for income taxes
Current	431	395
Future (Note 6)	(184)	(16)
	247	379

Net earnings	118	513

Earnings per share
Basic (dollars)	0.45	1.93
Diluted (dollars)	0.45	1.90

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
For the three months ended  March 31, 2005

(unaudited, millions of Canadian dollars)

	Three months ended March 31,
	2005	2004

Retained earnings at beginning of period	5,408	3,810
Net earnings	118	513
Dividends on common shares	(39)	(40)
Retained earnings at end of period	5,487	4,283

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS
For the three months ended March 31, 2005

(unaudited, millions of Canadian dollars)

	Three months ended March 31,
	2005	2004
		(restated)

Operating activities
Net earnings	118	513
Items not affecting cash flow from operating activities (Note 7)	686	363
Exploration expenses (Note 3)	50	21
Proceeds from sale of accounts receivable (Note 8)	80	—
Increase in non-cash working capital related to operating activities	(371)	(11)
Cash flow from operating activities	563	886

Investing activities
Expenditures on property, plant and equipment and exploration (Note 3)	(879)	(462)
Proceeds from sale of assets	1	30
Increase in deferred charges and other assets	(14)	(6)
(Increase) decrease in non-cash working capital related to investing activities	19	(14)
	(873)	(452)

Financing activities
Increase in short-term notes payable	309	—
Repayment of long-term debt	(1)	(1)
Proceeds from issue of common shares	27	15
Purchase of common shares (Note 9)	(67)	—
Dividends on common shares	(39)	(40)
Increase in non-cash working capital related to financing activities	—	(27)
	229	(53)

Increase (decrease) in cash and cash equivalents	(81)	381
Cash and cash equivalents at beginning of period	170	635
Cash and cash equivalents at end of period	89	1,016

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET
As at March 31, 2005
(unaudited, millions of Canadian dollars)

	March 31,	December 31,
	2005	2004

Assets
Current assets
Cash and cash equivalents	89	170
Accounts receivable (Note 8)	1,402	1,254
Inventories	769	549
Prepaid expenses	27	13
	2,287	1,986

Property, plant and equipment, net	15,108	14,783
Goodwill	954	986
Deferred charges and other assets	372	345
	18,721	18,100

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	2,352	2,223
Income taxes payable	288	370
Short-term notes payable	608	299
Current portion of long-term debt	7	6
	3,255	2,898

Long-term debt	2,296	2,275
Other liabilities	1,168	646
Asset retirement obligations	826	834
Future income taxes	2,496	2,708

Commitments and contingent liabilities (Note 13)

Shareholders’ equity (Note 9)	8,680	8,739
	18,721	18,100

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, millions of Canadian dollars)

1            SEGMENTED INFORMATION

	Upstream
	North American		East Coast								Shared Services		Consolidated
	Natural Gas		Oil		Oil Sands		International		Downstream
Three months ended March 31,	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue
Sales to customers	431	418	237	243	129	95	592	561	2,491	2,122	—	—	3,880	3,439
Investment and other income	—	1	—	—	(1)	—	(487)	18	(7)	9	(3)	6	(498)	34
Inter-segment sales	73	46	118	136	110	125	—	—	4	3	—	—
Segmented revenue	504	465	355	379	238	220	105	579	2,488	2,134	(3)	6	3,382	3,473
Expenses
Crude oil and product purchases	95	93	—	—	109	61	—	—	1,644	1,314	4	5	1,852	1,473
Inter-segment transactions	4	3	—	—	15	10	—	—	286	297	—	—
Operating, marketing and general	92	85	44	35	95	82	111	120	327	320	27	13	696	655
Exploration	42	25	—	—	28	9	12	11	—	—	—	—	82	45
Depreciation, depletion and amortization	94	74	63	72	20	12	118	130	53	67	—	—	348	355
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	5	16	5	16
Interest	—	—	—	—	—	—	—	—	—	—	34	37	34	37
	327	280	107	107	267	174	241	261	2,310	1,998	70	71	3,017	2,581
Earnings (loss) before income taxes	177	185	248	272	(29)	46	(136)	318	178	136	(73)	(65)	365	892
Provision for income taxes
Current	79	88	85	76	(29)	(14)	219	200	100	65	(23)	(20)	431	395
Future	(5)	(22)	(6)	10	19	26	(155)	(13)	(35)	(17)	(2)	—	(184)	(16)
	74	66	79	86	(10)	12	64	187	65	48	(25)	(20)	247	379
Net earnings (loss)	103	119	169	186	(19)	34	(200)	131	113	88	(48)	(45)	118	513
Expenditures on property, plant and equipment and exploration	249	132	59	51	150	86	167	72	254	121	—	—	879	462
Cash flow from operating activities	235	199	227	276	37	76	180	277	11	109	(127)	(51)	563	886

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

2.       BASIS OF PRESENTATION

The note disclosure requirements for annual Consolidated Financial Statements provide additional disclosure to that required for interim Consolidated Financial Statements. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements included in the Company’s 2004 Annual Report. The interim Consolidated Financial Statements follow the accounting policies summarized in the notes to the annual Consolidated Financial Statements except for the change described in Note 3.

3.       CHANGES IN ACCOUNTING POLICIES

Statement of Cash Flows

Effective January 1, 2005, the Company changed the presentation of cash flow in the Consolidated Statement of Cash Flows pursuant to recent interpretations from the United States Securities and Exchange Commission. Previously, all exploration expenses were classified as investing activities. With the change, general and administrative and geological and geophysical exploration expenses are treated as a reduction of cash flow from operating activities. All prior periods have been restated to reflect this change. The change results in a decrease in cash flow from operating activities and an increase in cash flow from investing activities by $32 million for the three months ended March 31, 2005 ($24 million for the three months ended March 31, 2004).

4.       INVESTMENT AND OTHER INCOME

Investment and other income for the three months ended March 31, 2005 includes $494 million ($2 million for the three months ended March 31, 2004) for unrealized losses on derivative contracts, of which $492 million (nil for the three months ended March 31, 2004) relates to the outstanding derivative contracts associated with the 2004 acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea.

5.       ASSET WRITEDOWNS

Following a review of its Eastern Canada refining and supply operations, Petro-Canada announced in September, 2003 it will be ceasing the Oakville refining operations and expanding the existing terminalling facilities. The total charge to earnings related to the shutdown, which occurred in April 2005, is approximately $200 million after-tax. The following expenses have been recorded in the Downstream segment:

	Three months ended March 31,
	2005		2004
	Pre-Tax	After-Tax	Pre-Tax	After-Tax
	(millions of dollars)
Operating, marketing and general expense (de-commissioning and employee related costs)	1	1	1	1

Depreciation and amortization expenses (asset write-downs and increased depreciation)	—	—	20	12
	1	1	21	13

6.       INCOME TAXES

The provision for future income taxes for the three months ended March 31, 2004 was reduced by $13 million due to the substantively enacted reduction in provincial income tax rates. The adjustment was allocated to the segments as a decrease (increase) to the tax provision as follows: North American Natural Gas - $7 million, East Coast Oil - $3 million, Oil Sands - $2 million, Downstream - $2 million and Shared Services - $(1) million.

7.         ITEMS NOT AFFECTING CASH FLOW FROM OPERATING ACTIVITIES

	Three months ended March 31,
	2005	2004
	(millions of dollars)
Depreciation, depletion and amortization	348	355
Future income taxes	(184)	(16)
Accretion of asset retirement obligations	16	12
Unrealized loss on translation of foreign currency denominated long-term debt	5	16
Gain on disposal of assets	—	(10)
Unrealized loss associated with the Buzzard derivative contracts	492	—
Other	9	6
	686	363

8.       SECURITIZATION PROGRAM

During 2004, the Company entered into a securitization program, expiring in 2009, to sell an undivided interest of eligible accounts receivable to a third party, on a revolving and fully serviced basis.

In March 2005, Petro-Canada increased the limit to sell eligible accounts receivable under the program from $400 million to $500 million. During the three months ended March 31, 2005 the Company sold an additional $80 million of outstanding receivables for net proceeds of $80 million.

As at March 31, 2005, $480 million of outstanding accounts receivable had been sold under the program.

9.         SHAREHOLDERS’ EQUITY

	March 31, 2005	December 31, 2004
	(millions of dollars)

Common shares	1,339	1,314
Contributed surplus	1,681	1,743
Retained earnings	5,487	5,408
Foreign currency translation adjustment	173	274
	8,680	8,739

Under the terms of a normal course issuer bid (NCIB), the Company purchased 944,900 shares at a cost of $67 million during the three months ended March 31, 2005 (nil for the three months ended March 31, 2004). The excess of the purchase price over the carrying amount of the shares purchased, which totaled $62 million for the period, was recorded as a reduction of contributed surplus.

10.     STOCK-BASED COMPENSATION

For the three months ended March 31, 2005, the Company granted 2,002,400 options, 315,070 performance share units and 22,166 deferred stock units (1,787,400, 284,880, and 39,043 respectively, for the three months ended March 31, 2004). The Company records stock-related compensation expense for these grants in the Consolidated Statement of Earnings using the fair value method.

Compensation expense has not been recorded for stock options issued prior to 2003. The following table presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of stock options granted in 2002.

	Three months ended March 31,
	2005	2004	2005		2004
	Net Earnings		Earnings per Share
	(millions of dollars)		(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	118	513	0.45	0.45	1.93	1.90
Pro forma adjustment	2	2	—	0.01	0.01	—
Pro forma net earnings	116	511	0.45	0.44	1.92	1.90

11.     EMPLOYEE FUTURE BENEFITS

The Company maintains pension plans with defined benefit and defined contribution provisions and provides certain health care and life insurance benefits to its qualifying retirees. The expenses associated with these plans are as follows:

	Three months ended March 31,
	2005	2004
	(millions of dollars)
Pension Plans:
Defined benefit plans
Employer current service cost	8	6
Interest cost	21	20
Expected return on plan assets	(22)	(19)
Amortization of transitional assets	(1)	(1)
Amortization of net actuarial losses	9	8
	15	14

Defined contribution plans	4	3
	19	17

Other post-retirement plans:
Employer current service cost	1	1
Interest cost	3	3
Amortization of transitional obligation	1	1
	5	5

12.     VARIABLE INTEREST ENTITIES

Accounting Guideline 15 (AcG 15), Consolidation of Variable Interest Entities (VIEs), provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. Entities in which equity investors do not have the characteristic of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support are subject to consolidation by a company if that company is deemed the primary beneficiary. The primary beneficiary is the party that is subject to a majority of the risk of loss from the variable interest entity’s activities is entitled to receive a majority of the variable interest entity’s residual returns or both. The Company determined that certain retail licensee agreements would constitute VIEs, even though the Company has no ownership in these entities. The Company, however, is not the primary beneficiary and therefore consolidation is not required. In certain of these retail licensee arrangements, the Company has provided loan guarantees. Management is of the opinion that the Company’s maximum exposure to loss from these arrangements would not be material.

13.     COMMITMENTS AND CONTINGENT LIABILITIES

On March 1, 2005, the Company announced that it had entered into an agreement to become a partner in the Fort Hills oil sands mining project which was previously wholly owned by UTS Energy Corporation (UTS). Under the terms of agreement, Petro-Canada will assume a 60% interest in and become the operator of the project. To pay for the investment, Petro-Canada will fund 75% of UTS’ share of the next $1 billion of development capital, or $300 million. The transaction is subject to all applicable governmental and regulatory approvals and is expected to close in the second quarter of 2005.